[redacted]

12025080

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/12/12

February 24, 2012

Amy Goodman
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-24-12

Re: WellPoint, Inc.
Incoming letter dated January 12, 2012

Dear Ms. Goodman:

This is in response to your letter dated January 12, 2012 submitted to WellPoint by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated February 16, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Robert E. McGarrah
American Federation of Labor and Congress of Industrial Organizations
Rmcgarra@aflcio.org

February 24, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: WellPoint, Inc.
Incoming letter dated January 12, 2012

The proposal requests that the board authorize the preparation of a report on lobbying contributions and expenditures that contains information specified in the proposal.

There appears to be some basis for your view that WellPoint may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in WellPoint's 2012 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if WellPoint omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 16, 2012

Via Electronic Mail: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: WellPoint, Inc.'s *Request to Omit from Proxy Materials the Shareholder Proposal of the American Federation of Labor and Congress of Industrial Organizations (AFL-CIO) Reserve Fund*

Dear Sir/Madam:

This letter is submitted in response to the claim of WellPoint, Inc. ("WellPoint" or the "Company"), by letter dated January 12, 2012, that it may exclude the shareholder proposal ("Lobbying Disclosure Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2012 proxy materials.

I. Introduction

WellPoint's letter to the Commission states that it intends to omit the Lobbying Disclosure Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2012 annual meeting of shareholders. The Company argues that the Lobbying Disclosure Proposal, which was filed November 30, 2011, "substantially duplicates another proposal previously submitted that the Company intends to include in the Company's 2012 Proxy Materials" (the "Political Disclosure Proposal") and is, therefore, excludable pursuant to Rule 14a-8(i)(11).

WellPoint's argument ignores the fact that the "previously submitted" proposal relates exclusively to *political* contributions, while the Proponent's Lobbying Disclosure Proposal focus exclusively upon the Company's *lobbying* expenditures. Indeed, the language of the Proponent's Lobbying Disclosure Proposal and the "preciously submitted" Political Disclosure Proposal has been carefully tailored to avoid any possible overlap in the proposals' coverage.

In addition, key organizations in the public debate regarding corporate political spending, including the U.S. Chamber of Commerce, maintain that corporate lobbying and campaign-related political spending are separate and distinct activities. Moreover, shareholders and their advisors, including the leading proxy advisory firm, distinguish between lobbying and campaign-related political spending as two different proxy voting decisions and do not appear to be confused regarding the scope of each issue.

The clear, specific and non-overlapping language of Proponent's Lobbying Disclosure Proposal and the "previously submitted" Political Disclosure Proposal, considered in the context of the views of important constituencies (especially shareholders), supports the conclusion that Proponent's Lobbying Disclosure Proposal does not substantially duplicate the "previously submitted" Political Disclosure Proposal. Accordingly, Proponents respectfully urge the Commission Staff to decline to grant the relief requested by WellPoint.

II. The Proposals

The "previously submitted" Political Disclosure Proposal is titled "Political Contributions Report" and asks WellPoint to report semiannually on the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda.

In contrast, Proponent's Lobbying Disclosure Proposal does not contain the word "political;" and is directed exclusively at the subject of lobbying expenditures.

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on the Company's behalf by trade organizations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade organizations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and the Board for (a) direct and indirect lobbying contribution or expenditure; and (b) payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation. Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels. The report shall be presented to the Audit Committee or other relevant oversight committee of the Board and posted on the Company's website.

III. Proponent's Lobbying Disclosure Proposal and the "previously submitted" Political Disclosure Proposal Each Focus Narrowly on a Specific Activity and the Requests of Each Proposal Do Not Overlap

In *AT&T* (February 3, 2012), the Staff denied AT&T's request to exclude a lobbying proposal that is identical to Proponent's Lobbying Proposal before now WellPoint. Like AT&T, WellPoint claims that both proposals share the "principal thrust or focus" of disclosure of corporate political activity and aim at "the Company's policies governing those contributions and activities." An examination of the language, however, shows that neither the Political Disclosure Proposal nor the Lobbying Disclosure Proposal has such a broad focus. Instead, each proposal focuses narrowly on a separate corporate activity, avoiding any overlap in coverage.

The Political Disclosure Proposal focuses specifically on payments related to political campaigns. It seeks disclosure of contributions and expenditures "used to participate or intervene <u>in any political campaign</u> on behalf of (or in opposition to) any candidate for public office . . . ." (Emphasis added)

WellPoint relies upon *Occidental Petroleum Corporation* (February 25, 2011), but the proposal in *Occidental Petroleum Corporation* was not as narrowly drafted. The *Occidental* proposal asked that a report on "political spending" include certain items related to "supporting or opposing candidates" and "ballot items," which Occidental argued left open the possibility that lobbying-related items could be encompassed. Unlike the proposal in *Occidental*, the Political Disclosure Proposal before WellPoint specifies the precise items to be included in the requested report and does not offer a non-exclusive list. Proponent's Lobbying Disclosure Proposal is similarly precise, asking for reporting only on policies and payments related to "lobbying of legislators and regulators."

No reasonable reader of the proposals before WellPoint would conclude that there is any overlap in the requested disclosure. Lobbying is commonly understood as an effort to influence the content of, or decisions regarding, legislation or regulation. The Merriam Webster Dictionary, for example, states that "lobby" means "to conduct activities aimed at influencing public officials and especially members of a legislative body on legislation"; "to promote (as a project) or secure the passage of (as legislation) by influencing public officials" and "to attempt to influence or sway (as a public official) toward a desired action." (http://www.merriam-webster.com/dictionary/lobby) Legislation and regulations are considered and adopted by sitting legislators and regulators and signed or vetoed by sitting executives (the "public officials" referred to by Merriam Webster). By definition, then, lobbying does not involve participation or intervention in a political campaign.

The definitions of lobbying used in applicable laws and regulations reinforce this distinction. A National Conference of State Legislators summary setting forth definitions of lobbying under the laws of all 50 states illustrates that the common thread is influencing or trying to influence legislation or regulation; a few states define lobbying to include attempts to influence procurement decisions as well. Efforts to influence the outcome of a political campaign are not within the scope of any state's lobbying definition. (See http://www.ncsl.org/?tabid=15344) Similarly, the lengthy definitions of "lobbying activities" and "lobbying contacts" contained in the federal Lobbying Disclosure Act, codified at 2 U.S.C. sections 1602(7) and (8), refer to communications regarding legislation, rules, regulations, executive orders, federal programs and nominations that must be confirmed by the Senate. Political campaign-related activity appears nowhere in that definition.

With respect to communications aimed at the public, there is similarly no overlap between the Lobbying Disclosure Proposal and the Political Disclosure Proposal. The Political Disclosure Proposal seeks disclosure of only communications that "attempt to influence the general public, or segments thereof, with respect to elections or referenda" (emphasis added), which is consistent with the Political Disclosure Proposal's focus on campaign-related expenditures. Proponent's Lobbying Disclosure Proposal, however, asks WellPoint to report only on those communications to the general public that refer to and urge the recipient to take action on a specific piece of legislation.

WellPoint describes language in the Political Disclosure Proposal regarding "payments to trade associations" used for political purposes, arguing that such purposes could encompass lobbying. (See No-Action Request at 5) That language, however, does not appear in the Political Disclosure Proposal's resolved clause, which, as discussed above, specifically asks for disclosure of expenditures related to campaigns. Instead, it is part of the supporting statement; accordingly, it must be interpreted in light of the resolve clause. No reasonable shareholder reading that language would believe that, resolve clause notwithstanding, a lone reference to "political purposes" in the supporting statement expands the scope of the Political Disclosure Proposal to include lobbying expenditures.

IV. Institutional Investor Proxy Voting Guidelines Distinguish Between Political Disclosure Proposals and Lobbying Disclosure Proposals

Over the past year, following the introduction of shareholder proposals dealing with lobbying disclosure, shareholders and their advisors have begun distinguishing between lobbying and campaign-related political spending when formulating corporate governance policies and voting proxies. Contrary to WellPoint's assertion, there is no evidence that shareholders are confused about the difference between these two kinds of corporate activities. In fact, the proxy voting guidelines of a number of institutional investors recognize lobbying disclosure as an entirely separate corporate governance issue from political disclosure.

The International Corporate Governance Network ("ICGN"), a global organization whose members have $18 trillion in assets under management, recently published a Statement and Guidance on Political Lobbying and Donations. (ICGN Statement and Guidance on Political Lobbying and Donations (June 2011) (available at http://www.icgn.org/files/icgn_main/pdfs/agm_reports/2011/item_9.1_political_lobbying_&_donations.pdf)) The ICGN Statement includes separate definitions of "Corporate political lobbying" and "Corporate political donations" reflecting an understanding of the difference between those activities consistent with the coverage of the Lobbying Disclosure Proposal and the Political Disclosure Proposal. (See *id.* at 5-6) The Statement describes the two types of activities as implicating different corporate governance concerns. (*Id.* at 9)

Goldman Sachs Asset Management's proxy voting guidelines provide separate sections and vote recommendations on "Lobbying Expenditures/Initiatives" ("proposals requesting information on a company's lobbying initiatives") and "Political Contributions and Trade Association Spending (varying proposal formulations addressing political non-partisanship and political contributions disclosure). (Goldman Sachs Asset Management, Policy on Proxy Voting for Investment Advisory Clients (Mar. 2011), at 11 (available at http://www2.goldmansachs.com/gsam/pdfs/voting_proxy_policy.pdf))

Trillium Asset Management's proxy voting guidelines also provide separate sections and vote recommendations on "Lobbying Efforts" (proposals asking for reports on lobbying efforts) and "Non-Partisanship/Political Contributions" (various proposal formulations addressing political non-partisanship, political contributions disclosure and prohibition on political contributions). (Trillium Asset Management, Proxy Voting Guidelines, at 19 (2011) (available at http://trilliuminvest.com/our-approach-to-sri/proxy-voting/))

Institutional Shareholder Services ("ISS") is the leading U.S. proxy advisory firm. ISS provides its 1,700 clients with proxy research and recommendations regarding how to vote on a wide variety of ballot items appearing on the proxy statements of U.S. and international companies. ISS maintains Corporate Governance Policies that it uses to generate those recommendations; the policies are updated once a year to reflect the emergence of new issues and changes in approach to existing issues. (See http://www.issgovernance.com/policy) In late 2011, ISS adopted changes to its U.S. Corporate Governance Policies addressing shareholder proposals on lobbying and political contributions disclosure. ISS's policies clearly distinguish between proposals seeking lobbying disclosure and those asking for disclosure of campaign-related political spending. (See Institutional Shareholder Services, U.S. Corporate Governance Policy: 2012 Updates (Nov. 17, 2011) (available at http://www.issgovernance.com/files/ISS_2012US_Updates20111117.pdf))

ISS denominates each type of proposal as a separate "Corporate Governance Issue." Campaign-related political spending disclosure proposals are covered under "Political Spending," while proposals addressing lobbying disclosure are discussed under "Lobbying Activities." ISS's vote recommendations on the two types of proposals differ: ISS will generally recommend a vote "for" political spending proposals, but it follows a "case-by-case" approach to proposals on lobbying disclosure. The factors ISS will consider in making a vote recommendation on each type of proposal vary and are tailored to the activity—lobbying or campaign-related political spending—addressed in the proposal. (See *Id.* at 16-17)

V. The Larger Legal Context Supports the Conclusion That the Proposals Do Not Share the Same Principal Thrust or Focus

The text of the Proponent's Lobbying Disclosure Proposal and the "previously submitted" Political Disclosure Proposal clearly do not share a principal thrust or focus. To the extent the language of the proposals is not viewed as dispositive, however, the legal context in which the proposals have been submitted and will be considered bolsters the conclusion that lobbying and campaign-related political spending are discrete subjects. The distinction drawn by the proposals between lobbying and campaign-related political expenditures tracks the differing treatments of these activities under federal, state and local law.

Campaign finance laws—federal, state and local—govern campaign-related political expenditures. Campaign finance law prohibits certain kinds of expenditures by corporations, though the 2010 Supreme Court decision in <u>Citizens United v. FEC</u> struck down federal prohibitions on independent expenditures by corporations. (See, "The

Conference Board, Handbook on Corporate Political Activity" pp. 7-10 (2010) (available at http://www.politicalaccountability.net/index.php?ht=a/GetDocumentAction/id/4084))

Lobbying is regulated at the state level by numerous state statutes and regulations and at the federal level by the Lobbying Disclosure Act of 1995 ("LDA"). The LDA requires registration of lobbyists, who must file semiannual reports. (See http://lobbyingdisclosure.house.gov/ldaguidance.pdf) Although the LDA requires disclosure of certain contributions (including political contributions) by lobbyists (see id. at 19-20), coverage of the statute is triggered by engaging in lobbying activities, not making contributions.

VI. Companies Themselves Treat Lobbying Activity and Political Contributions as Separate Issues

Finally, companies themselves do not treat lobbying and campaign-related political spending as a unitary concept to be administered under the same policies, procedures and oversight. For example, the Conference Board's 2010 Handbook on Corporate Political Activity is silent on lobbying. (See Conference Board Handbook, supra) The Handbook describes director responsibilities, provides guidance on the establishment of an effective program to manage and oversee political spending and includes several case studies, all focused exclusively on campaign-related spending. Some companies that have policies restricting or prohibiting all or some kinds of campaign-related political spending engage in substantial lobbying.

Colgate-Palmolive and IBM have policies prohibiting spending on candidates or committees, independent expenditures, political expenditures through trade associations and spending on ballot measures. (The CPA-Zicklin Index of Corporate Political Accountability and Disclosure at 17-18 (2011) (available at http://politicalaccountability.net/index.php?ht=d/sp/i/5848/pid/5848)) But both companies spend freely on lobbying. (See http://www.opensecrets.org/lobby/clientsum.php?id=D000000720; http://www.opensecrets.org/lobby/clientsum.php?id=D000032736&year=2011) Similarly, U.S. Bancorp's political contributions policy has separate sections on "Corporate Political Contributions" and "Legislative Lobbying." The policy describes limitations on political contributions—the company does not make contributions to candidates, political parties, committees or 527 organizations—but not on lobbying activities. (See http://phx.corporate-ir.net/phoenix.zhtml?c=117565&p=irol-PoliticalContribution) Federal filings indicate that U.S. Bancorp engages in lobbying. (See http://www.opensecrets.org/lobby/clientsum.php?id=D000000487&year=2011)

A recent report commissioned by the IRRC Institute confirms the disparate treatment of lobbying and political contributions by companies. In that report, authors Heidi Welsh and Robin Young found that "[t]wo-thirds of companies in the S&P 500 do not mention lobbying when they talk about political spending, confining their statements to campaign spending issues." (Heidi Welsh and Robin Young, Corporate Governance of Political Expenditures: 2011 Benchmark 6 (2011) (available at http://si2news.files.wordpress.com/ 2011/11/corporate-governance-and-politics-policy-and-spending-in-thesp500.pdf)) The report found that companies claiming they do not spend treasury funds on politics do not refrain from spending on lobbying. (See id. at 7 ("But the nature and specificity of these prohibitions varies widely and when companies say they do not spend, it does not necessarily mean shareholder money does not make its way into political campaigns, It certainly does not indicate that companies do not lobby.")

VII. Conclusion

WellPoint has not met its burden of establishing that the Lobbying Disclosure Proposal substantially duplicates the Political Disclosure Proposal. The language of each proposal is narrowly tailored to seek disclosure on a separate corporate activity, and WellPoint has not explained (except by reference to a few words appearing only in the supporting statement) how the proposals overlap or why shareholders would be confused. Moreover, shareholders, companies and others involved in the issue of corporate lobbying and campaign-related political spending recognize the difference between these activities. Accordingly, the Proponents respectfully ask that the Staff decline to grant WellPoint's request for no-action relief. WellPoint may not exclude the proposal simply by invoking Rule 14a-8(i)(11).

Please call me at 202-637-5335 if you have any questions or need additional information regarding this matter. I have sent copies of this letter for the Commission Staff to shareholderproposals@sec.gov, and I am sending a copy to the Company.

Sincerely,

Robert E. McGarrah, Jr.
Counsel, Office of Investment

REM

cc: Amy Goodman, Esq.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

January 12, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *WellPoint, Inc.*
Shareholder Proposal of AFL-CIO Reserve Fund
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, WellPoint, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by the AFL-CIO Reserve Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states the following:

> **Resolved:** Shareholders of WellPoint, Inc. ("WellPoint" or the "Company") request that the Board of Directors (the "Board") authorize the preparation of a report, updated annually, disclosing:
>
> 1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on the Company's behalf by trade organizations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.
>
> 2. A listing of payments (both direct and indirect, including payments to trade organizations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.
>
> 3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.
>
> 4. Description of the decision making process and oversight by the management and Board for (a) direct and indirect lobbying contribution or expenditure; and (b) payment for grassroots lobbying expenditure.
>
> For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation. Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels. The report shall be presented to the Audit Committee of the Board or other relevant oversight committee of the Board and posted on the Company's website.

The Proposal's supporting statements indicate that the Proposal is necessary to increase transparency in the Corporation's lobbying activities. A copy of the Proposal and related correspondence with the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates another proposal previously submitted to the Company that the Company intends to include in the Company's 2012 Proxy Materials.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That The Company Intends to Include In Its Proxy Materials.

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). When two substantially duplicative proposals are received by a company, the Staff has indicated that the company must include the first of the proposals in its proxy materials, unless that proposal may otherwise be excluded. *See Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *see also Pacific Gas and Electric Co.* (avail. Jan. 6, 1994).

On November 29, 2011, before the November 30, 2011 date upon which the Company received the Proposal, the Company received a proposal from Harrington Investments, Inc. (the "Harrington Proposal"). *See* Exhibit B. The Company intends to include the Harrington Proposal in its 2012 Proxy Materials. The Harrington Proposal requests that:

> **Resolved,** that the shareholders of WellPoint, Inc. ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:
>
> 1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
>
> 2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and

> used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:
>
> a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and
>
> b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.
>
> The report shall be presented to the board of directors or relevant board oversight committee and posted on the Company's website.

The standard that the Staff traditionally has applied for determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). If they do so, the recent proposal may be excluded as substantially duplicative of the first proposal despite differences in the terms or breadth of the proposals and even if the proposals request different actions. *See, e.g.*, *Wells Fargo & Co.* (avail. Feb. 8, 2011) (concurring that a proposal seeking a review and report on the company's loan modifications, foreclosures and securitizations was substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," which would not necessarily be covered by the other proposal); *Chevron Corp.* (avail. Mar. 23, 2009, *recon. denied* Apr. 6, 2009) (concurring that a proposal requesting that an independent committee prepare a report on the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest was substantially duplicative of a proposal to adopt goals for reducing total greenhouse gas emissions from the company's products and operations); *Bank of America Corp.* (avail. Feb. 24, 2009) (concurring with the exclusion of a proposal requesting the adoption of a 75% hold-to-retirement policy as subsumed by another proposal that included such a policy as one of many requests); *Ford Motor Co. (Leeds)* (avail. Mar. 3, 2008) (concurring that a proposal to establish an independent committee to prevent Ford family shareholder conflicts of interest with non-family shareholders substantially duplicated a proposal requesting that the board take steps to adopt a recapitalization plan for all of the company's outstanding stock to have one vote per share).

Applying this standard earlier, the Staff found proposals relating to political and lobbying activities to be substantially duplicative. In *Citigroup, Inc.* (avail. Jan. 28, 2011), the Staff found two proposals, almost identical to the proposals here, to be substantially similar where one requested a report on "political contributions and expenditures" (the "Political Expenditures Proposal") and the other requested a report on "lobbying contributions and expenditures" (the "Lobbying Proposal"). As with the Harrington Proposal, the Political Expenditures Proposal in *Citigroup* covered direct and indirect expenditures, monetary and non-monetary contributions, and an accounting of the itemized amounts paid to each recipient. As with the Proposal, the *Citigroup* Lobbying Proposal addressed direct lobbying contributions and payments through trade associations, covered lobbying and grassroots lobbying, and requested a specific list of payments and recipients. Citigroup argued that "the focus of both proposals is information regarding payments of nondeductible lobbying and political expenditures, made directly or indirectly, including those made to a trade association." Likewise, the Proposal and the Harrington Proposal each focus on nondeductible payments, both direct and indirect, including those to trade associations. Citigroup noted that a company generally is unable to track how its dues to a trade association are used; while such associations must report the portion of dues used in nondeductible political activities as defined by Section 162(e) of the Internal Revenue Code, they usually do not further track the portion of these dues spent on lobbying versus that spent on political expenditures. Citigroup would thus be unable to track political expenditures through trade groups for one report and lobbying expenditures through trade groups for another report. Citigroup further argued that there was no meaningful distinction for shareholders between political expenditures and lobbying. The Staff agreed with the company, finding the lobbying and political expenditures proposals to be duplicative. *See also Occidental Petroleum Corp.* (avail. Feb. 25, 2011) (concurring that a lobbying proposal and a political proposal were substantially duplicative where both proposals sought information about direct payments and indirect payments through trade associations, and the political proposal covered certain information that could be viewed as lobbying).

Similar to the situations in *Citigroup* and *Occidental Petroleum*, the principal thrust addressed by the Proposal and the Harrington Proposal is the same: reporting on the Company's political spending—including direct and indirect political contributions and lobbying activities—and the Company's policies governing those contributions and activities.

This shared principal thrust and focus is evidenced by the following:

- Both proposals explicitly request a greater detail of corporate transparency. The supporting statement of the Proposal states that it "is important that our Company's lobbying positions, as well as processes to influence public policy, are transparent." The supporting statement of the Harrington Proposal says that as "long-term shareholders of WellPoint, Inc., we support transparency and accountability in corporate spending on political activities."

- As an aspect of transparency, each proposal addresses the Company's payments to trade associations. The Proposal by its terms requires a listing of all payments made to trade associations used for direct and grassroots lobbying. Although the Harrington Proposal does not address trade associations in its resolution, the supporting statement "asks the Company to disclose all of its political spending, including payments to trade associations and other tax-exempt organizations for political purposes."

- Transparency in the Proposal is seen as a means to prevent "[q]uestionable lobbying activity" which "may pose risks to our Company's reputation when controversial positions are embraced." In the Harrington Proposal, it is "[g]aps in transparency and accountability" which "may expose the company to reputational and business risks that could threaten long-term shareholder value."

- Each proposal asks that the report be made available on the Company's website, in addition to being presented to the board of directors.

- Each proposal cites the Supreme Court's decision in *Citizens United* and presents itself as a necessary response to the broad rights of corporate speech recognized in that opinion.

- The proposals use very broad language to describe political and lobbying expenditures. Each seeks to include information concerning indirect payments, as well as direct payments, in the requested report. The Harrington Proposal's supporting statement indicates its concern is any spending on "political activities," a term which includes, but is not limited to, intervention in political campaigns on behalf of local, state and federal candidates. The Proposal likewise addresses a broad spectrum of activities, covering lobbying and grassroots lobbying at the local, state and federal level.

Thus, although the Proposal and the Harrington Proposal differ in their precise terms and breadth, the principle thrust of each relates to, and seeks information regarding, the Company's political expenditures. Therefore, the Proposal substantially duplicates the earlier Harrington Proposal.

Finally, because the Proposal substantially duplicates the Harrington Proposal, there is a risk that the Company's shareholders may be confused when asked to vote on both proposals. If both proposals were included in the Company's proxy materials, shareholders could assume incorrectly that there must be substantive differences between two proposals and the requested reports. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

Accordingly, consistent with the Staff precedent in *Citigroup* and *Occidental Petroleum*, the Company believes that the Proposal may be excluded as substantially duplicative of the Harrington Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653, or Kathleen S. Kiefer, the Company's Vice President and Assistant Corporate Secretary, at (317) 488-6562.

Sincerely,

Amy Goodman /sua

Amy Goodman

Enclosures

cc: Rob McGarrah, AFL-CIO Reserve Fund

101203822.6

GIBSON DUNN

EXHIBIT A

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 30, 2011

Sent by Facsimile and UPS

John Cannon, Secretary
WellPoint, Inc.
120 Monument Circle
Indianapolis, Indiana 46204

Dear Mr. Cannon,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2011 proxy statement of WellPoint, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2012 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 283 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is being sent under separate cover.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Rob McGarrah at 202-637-5335.

Sincerely,

D. F. Pedrotty

Daniel F. Pedrotty, Director
Office of Investment

DFP/sw
opeiu #2, afl-cio

Attachment

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

November 30, 2011

John Cannon, Secretary
WellPoint, Inc.
120 Monument Circle
Indianapolis, Indiana 46204

Dear Mr. Cannon,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 263 shares of common stock (the "Shares") of WellPoint, Inc. beneficially owned by the AFL-CIO Reserve Fund as of November 30, 2011. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of November 30, 2011. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, AFL-CIO Office of Investment

Resolved: Shareholders of WellPoint, Inc. ("WellPoint" or the "Company") request that the Board of Directors (the "Board") authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on the Company's behalf by trade organizations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.
2. A listing of payments (both direct and indirect, including payments to trade organizations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.
3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by the management and the Board for (a) direct and indirect lobbying contribution or expenditure; and (b) payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation. Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels. The report shall be presented to the Audit Committee or other relevant oversight committee of the Board and posted on the Company's website.

Supporting Statement

Under the U.S. Supreme Court's decision in *Citizens United v. Federal Election Commission*, corporations are considered persons having the right to express opinions on public policy issues. However, corporations can exert significantly greater influence than single individuals or groups and may promote interests unknown and contrary to the interests of their own shareholders.

For example, many companies in the health care industry have told their shareholders they are in basic support of the federal health reform law known as the Affordable Care Act, albeit with a desire for necessary changes. However, many of these corporations are members of groups such as the U.S. Chamber of Commerce, the American Legislative Exchange Council ("ALEC") and other organizations which are actively working to eliminate the Affordable Care Act.

It is important that our Company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy. Questionable lobbying activity may pose risks to our

Company's reputation when controversial positions are embraced. Hence, we believe full disclosure of WellPoint's policies, procedures and oversight mechanisms is warranted.

WellPoint spent approximately $8.71 million in 2009 and 2010 on direct federal lobbying activities, according to public records. These figures may not include its grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation and WellPoint does not disclose contributions to tax-exempt organizations that write and endorse model legislation, such as a $10,000 contribution to the ALEC 38th annual meeting (http://thinkprogress.org/politics/2011/08/05/288823/alec-exposed-corporations-funding/).

GIBSON DUNN

EXHIBIT B

HARRINGTON
INVESTMENTS, INC.

RECEIVED 11.29.11

November 28, 2011

Attn: Corporate Secretary
Wellpoint, Inc.
120 Monument Circle
Indianapolis, Indiana 46204

RE: Shareholder Proposal

Dear Corporate Secretary,

As a beneficial owner of Wellpoint, Inc. company stock, I am submitting the enclosed shareholder resolution for inclusion in the proxy statement for the 2012 meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Wellpoint, Inc. common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

John Harrington
President
Harrington Investments, Inc.

encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
104 W. ANAPAMU STREET, SUITE H SANTA BARBARA, CALIFORNIA 93101
WWW.HARRINGTONINVESTMENTS.COM

Resolved, that the shareholders of WellPoint, Inc.("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:
    a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and
    b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.

The report shall be presented to the board of directors or relevant board oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of WellPoint, Inc., we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

Publicly available data does not provide useful insight into the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In some cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax-exempt organizations for political purposes. This would bring our Company in line with a growing number of leading companies, including Exelon, Merck and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.